                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                                LNH REIT, INC.
-----------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.50 par value per share
-----------------------------------------------------------------------
                         (Title of Class of Securities)

                                 501620108000
-----------------------------------------------------------------------
                                 (CUSIP Number)

                                 N. Keith McKey
                 300 One Jackson Place, 188 East Capitol Street
                    Jackson, Mississippi 39201; (601) 948-4091
-----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 24, 1995
-----------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       This Document contains 16 Pages.

CUSIP No. 501620108000           SCHEDULE 13D                 Page 2 of 16 Pages

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        EastGroup Properties


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                           (b) [x]

3       SEC USE ONLY



4       SOURCE OF FUNDS*

        WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Maryland

NUMBER OF
SHARES                                                                  7    SOLE VOTING POWER
BENEFICIALLY                                                                      515,200
OWNED BY
EACH                                                                    8    SHARED VOTING POWER
REPORTING                                                                            -0-
PERSON WITH

                                                                       9     SOLE DISPOSITIVE POWER

                                                                                  515,200


                                                                      10     SHARED DISPOSITIVE POWER

                                                                                     -0-

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        515,200

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*  [ ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        23.42%

14      TYPE OF REPORTING PERSON*

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

                                AMENDMENT NO. 8

                                       TO

                                  SCHEDULE 13D

                                 LNH REIT, INC.
                                 -------------

                 The Statement on Schedule 13D with respect to the shares of common stock, $.50 par value per share ("Shares"), of LNH REIT, Inc., a Maryland corporation, filed with the Securities and Exchange Commission by EastGroup Properties ("EastGroup"), Walker Foundation ("Foundation") and Walker Investments, L.P. ("Investments"), as amended by Amendments 1 through 7 (the "Schedule 13D"), is hereby further amended as follows:

ITEM 1.          Security and Issuer.
                 -------------------
                 [Item 1 of the Schedule 13D is hereby amended to read in its entirety as follows:]

                 The name of the Issuer is LNH REIT, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 188 East Capitol Street, 300 One Jackson Place, Jackson, Mississippi 39201.

ITEM 2.          Identity and Background.
                 -----------------------
                 [Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:]

                 Effective December 22, 1994, Eastover Corporation ("Eastover") was merged into a wholly-owned subsidiary of EastGroup and the shareholders of Eastover received six tenths (.6) of one share of EastGroup for each share of Eastover owned by them. As a result of this merger EastGroup is no longer controlled by Eastover and The Parkway Company ("Parkway").

                 Updated Item 2 information with respect to the trustees and executive officers of EastGroup is contained in Attachment A hereto, which is incorporated herein by this reference.

                 Upon completion of the transactions described herein, Investments and Foundation will no longer be persons filing this Schedule 13D.

                 EastGroup, Investments, Foundation and their executive officers and directors or trustees are sometimes hereinafter collectively referred to as the "Reporting





                             Page 3  of 16 Pages

                 Persons." During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the individual Reporting Persons is a citizen of the United States.

ITEM 3.          Source and Amount of Funds or Other Consideration.
                 --------------------------------------------------
                 [Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:]

                 Pursuant to a Purchase Agreement dated March 24, 1995 by and among Investments, Foundation, Walker Managers, L.P. ("WMLP"), EastGroup and EGP Managers Inc. ("Managers") (the "Purchase Agreement"), EastGroup will purchase 267,300 Shares from Investments for an aggregate purchase price of $2,004,750 and 116,475 Shares from Foundation for an aggregate purchase price of $873,562.50. It is anticipated that the source of the funds will be a loan in the principal amount of $3,000,000 to be obtained from Deposit Guaranty National Bank, Jackson, Mississippi, which will bear interest at the prime rate and have a maturity of one year.

ITEM 4.          Purpose of Transaction.
                 ----------------------
                 [Item 4 of the Schedule 13D is hereby amended by the addition of the following:]

                 On March 24, 1995, Investments, Foundation, WMLP, EastGroup and Managers entered into the Purchase Agreement pursuant to which:

                          (i) EastGroup will purchase 267,300 Shares presently owned by Investments for an aggregate purchase price of $2,004,750;

                          (ii) EastGroup will purchase 116,475 Shares presently owned by Foundation for an aggregate purchase price of $873,562.50; and

                         (iii) Managers shall pay WMLP $183,138 to purchase all of WMLP's right, title and interest in LNH REIT Managers (the "Partnership"), a Mississippi general partnership in which WMLP presently owns a 50% interest. This payment takes into account (i) EastGroup's assumption of WMLP's obligations to make payments to the Issuer pursuant to an Agreement dated February 6, 1992 by and among Lomas Financial Corporation,





                             Page 4  of 16 Pages
                                  the Issuer, L&N Housing Managers, Inc.,
                                  EastGroup and Investments, as amended by the First Amendment to Agreement dated March 18, 1992, and (ii) WMLP's share of the Partnership's net income from January 1, 1995 through the closing of the transactions under the Purchase Agreement.

                 Upon completion of the transactions contemplated by the Purchase Agreement, Investments and Foundation will no longer own any Shares, EastGroup having purchased all of their Shares. EastGroup has formed a special committee comprised of disinterested directors to consider the future strategy for its investment in the Issuer, which may include EastGroup proposing a business combination between the Issuer and EastGroup in which EastGroup would be the surviving entity. EastGroup has been informed that the Issuer has formed a similar committee.

                 The above description of the Purchase Agreement is qualified in its entirety by the text of the Purchase Agreement, a copy of which is attached hereto as Exhibit IV and incorporated herein by reference.

ITEM 5.          Interest in Securities of Issuer.
                 --------------------------------
                 Upon consummation of the transactions described herein, EastGroup will beneficially own 515,200 Shares, 23.42% of the outstanding Shares. EastGroup will have sole voting and investment power with respect to these Shares.

ITEM 6.          Contracts, Arrangements, Understandings or Relationships with
                 -------------------------------------------------------------
                 Respect to Securities of the Issuer.
                 -----------------------------------
                 [Item 6 is hereby amended by the addition of the following:]

                 The description of the Purchase Agreement in Item 3 and Item 4 and the Purchase Agreement itself which is attached hereto as
                 Exhibit IV are incorporated herein by this reference.

                 On December 22, 1994, Eastover merged with and into a wholly-owned subsidiary of EastGroup. In connection with this business combination and business combinations involving other expense-sharing participants (i.e., Congress Street Properties, Inc. ("Congress Street") merged with a wholly-owned subsidiary of Parkway on November 29, 1994, EB is combining with Parkway), the expense-sharing arrangements in which the Issuer and EastGroup formerly participated terminated on December 31, 1994, except that EastGroup has the responsibility for managing the Issuer under the prior administration agreement between the Issuer and Congress Street. Since that date, Parkway and EastGroup each have their own respective officers and





                             Page 5  of 16 Pages
                 employees, who do not serve as officers or employees of the other company, except for Leland R. Speed, who continues to serve as the Chief Executive Officer of both companies, and a small number of clerical and support staff employees. The officers of EastGroup also continue to serve as officers of the Issuer; in addition, the President of Parkway--Steven G. Rogers--continues to serve as an officer of the Issuer. David
                 H. Hoster II and N. Keith McKey, who formerly served as officers of all the expense-sharing participants, now serve as officers of EastGroup and the Issuer and not Parkway because EastGroup and Parkway continue to share the same leased office space at One Jackson Place in Jackson, Mississippi and share the services of Mr. Speed and certain clerical and support staff employees, the expenses related thereto are shared among Parkway and EastGroup (except for certain costs which can be attributed to either company based on its actual use of the services involved).

ITEM 7.          Material to be Filed as Exhibits.
                 --------------------------------
                 [Item 7 is amended by the addition of the following exhibit:]

                 Attached hereto as Exhibit IV is the Purchase Agreement dated March 24, 1995 by and among Investments, Foundation, WMLP, EastGroup and Managers.





                             Page 6  of 16 Pages

                                   SIGNATURE
                                   ---------

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  March  27, 1995
                              EASTGROUP PROPERTIES



                              By: /s/ David H. Hoster II
                                 _______________________________________
                                 David H. Hoster II
                                 President





                             Page 7  of 16 Pages

                                   SIGNATURE
                                   ---------

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  March 27, 1995
                               WALKER FOUNDATION



                               By: /s/ Leigh B. Allen, III
                                  _______________________________
                                  Leigh B. Allen, III
                                  Secretary





                             Page 8  of 16 Pages

                                   SIGNATURE
                                   ---------

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  March 27, 1995
                                        WALKER INVESTMENTS, L.P.

                                        By:  Billco, Inc., General Partner


                                        By: /s/ Leigh B. Allen, III
                                           _______________________________
                                           Leigh B. Allen, III
                                           Secretary






                             Page 9  of 16 Pages

                                  ATTACHMENT A

ITEM 2.          Identity and Background.
                 -----------------------

                       Trustees and Executive Officers of
                       ---------------------------------
                            EastGroup Properties
                            --------------------
                                                                Present Principal Occupation
      Name                        Position                             and Address
      ----                        --------                   --------------------------------
 Alexander G. Anagnos            Trustee                      Financial Advisor with W.R. Family Associates,
                                                              122 East 42nd Street, 24th Floor, New York, NY
                                                              10168.

 H.C. Bailey, Jr.                Trustee                      President of H.C. Bailey Company (real estate
                                                              development and investment), P.O. Box 22704,
                                                              Jackson, MS 39225

 Harold B. Judell                Trustee                      Senior partner in the law firm of Foley &
                                                              Judell (municipal bond attorneys), One Canal
                                                              Place, Suite 2600, 365 Canal Street, New
                                                              Orleans, LA 70130

 John N. Palmer                  Trustee                      Chairman of Mobile Telecommunications
                                                              Technologies Corp., P.O. Box 2469, Jackson, MS
                                                              39225.

 David M. Osnos                  Trustee                      Partner in the law firm of Arent, Fox, Kintner,
                                                              Plotkin & Kahn, 1050 Connecticut Avenue, NW,
                                                              Washington, D.C. 20036.

 Leland R. Speed                 Chief Executive Officer      Chief Executive Officer of The Parkway Company
                                 and Managing Trustee         and EastGroup Properties.*

 David H. Hoster II              President and Trustee        President of EastGroup Properties.*

 N. Keith McKey                  Executive Vice President,    Executive Vice President, Chief Financial
                                 Chief Financial Officer      Officer and Secretary of EastGroup Properties.*
                                 and Secretary

 -------------------

                 *This individual's address is 300 One Jackson Place, 188 East Capitol Street, Jackson, MS 39201.




                             Page 10 of 16 Pages

                                                                      Exhibit IV


                               PURCHASE AGREEMENT


                 THIS AGREEMENT, is made this 24th day of March 1995 by and among WALKER INVESTMENTS, L.P. ("Investments"), a Mississippi limited partnership with its principal office at Mirror Lake Plaza, 2829 Lakeland Drive, Suite 1600, Jackson, Mississippi 39208, WALKER FOUNDATION ("Foundation"), a Mississippi trust with its principal offices at Mirror Lake Plaza, 2829 Lakeland Drive, Suite 1600, Jackson, Mississippi 39208, WALKER MANAGERS, L.P. ("WMLP"), a Mississippi limited partnership with its principal office at Mirror Lake Plaza, 2829 Lakeland Drive, Suite 1600, Jackson, Mississippi 39208, EASTGROUP PROPERTIES ("EastGroup"), a Maryland real estate investment trust with its principal place of business at 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi 39201, and EGP MANAGERS, INC. ("Managers"), a Mississippi corporation with its principal office at 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi 39201.

                                R E C I T A L S:

                 A. Investments is the owner of 267,300 shares of common stock, $.50 par value ("Shares"), of LNH REIT, Inc. ("LNH"), a Maryland corporation, and WMLP owns a 50% interest in LNH REIT Managers (the "Partnership"), a Mississippi general partnership.

                 B.       Foundation is the owner of 116,475 Shares.

                 C. EGP desires to purchase the Shares owned by Investments and Foundation on the terms and conditions provided in this Purchase Agreement.

                 D. Managers desires to purchase WMLP's interest in the Partnership on the terms and conditions provided for in this Purchase Agreement.

                 NOW, THEREFORE, the parties to this Purchase Agreement agree as follows:

                 1. PURCHASE AND SALE OF INVESTMENTS SHARES. At the Closing (as defined below), Investments shall sell, assign, transfer, convey and deliver all of its right, title and interest in each of the 267,300 Shares owned by it (the "Investments Shares"), and EastGroup shall purchase the Investments Shares from Investments. The aggregate purchase price for the Investments Shares shall be $2,004,750.

                 2. PURCHASE AND SALE OF FOUNDATION SHARES. At the Closing (as defined below), Foundation shall sell, assign, transfer, convey and deliver all of its right, title and interest in each of the 116,475 Shares owned by it (the "Foundation Shares"), and EastGroup shall purchase the Foundation Shares from Foundation. The aggregate purchase price for the Foundation Shares shall be $873,562.50.




                             Page 11 of 16 Pages

                 3. PURCHASE AND SALE OF WMLP'S INTEREST IN PARTNERSHIP. At the Closing, Managers shall pay WMLP $183,138 which is a payment that takes into account (i) WMLP selling, assigning, transferring, conveying and delivering all of its right, title and interest in the Partnership to Managers;
(ii) EastGroup's assumption of WMLP obligations as set forth in Section 6 hereof; and (iii) WMLP's share of the Partnership's net income from January 1, 1995 through Closing. The transfer of the interest in the Partnership shall not be made unless and until the Board of Directors of LNH consents to the change in ownership of Partnership.

                 4. PAYMENTS. All payments made by EastGroup and Managers shall be made by federal reserve wire transfer to bank accounts designated by Investments and Foundation.

                 5. CLOSING. The closing of the transaction contemplated hereby (the "Closing") shall occur at 10:00 A.M. C.S.T., on April 3, 1995 at the offices of EastGroup, or at such other time and date and at such other place as the parties may mutually agree.

                 6. ASSUMPTION OF OBLIGATIONS. EastGroup hereby assumes and agrees to perform WMLP obligation to make payments to LNH under an Agreement made the 6th day of February 1992 by and among Lomas Financial Corporation, LNH REIT, Inc. (formerly L&N Housing Corp.), L&N Housing Managers, Inc., EastGroup and Investments, as amended by First Amendment to Agreement dated March 18, 1992 (the "1992 Agreement").

                 7. DELIVERY OF SHARES. To effectuate the sale, assignment, transfer, conveyance and delivery of the Shares, Investments and Foundation shall deliver to EastGroup certificates representing the Investment Shares and the Foundation Shares, properly endorsed for transfer to EastGroup.

                 8. NO DISPOSITION OR ENCUMBRANCE. Investments and Foundation shall maintain their legal and beneficial ownership of the Investments Shares and the Foundation Shares, and refrain from disposing of or creating any encumbrance, lien, security interest or restrictive condition of any sort with respect to those Shares, from the date hereof through the Closing.

                 9.       DISTRIBUTIONS.

                          (a)     In addition to the Investments Shares and the
Foundation Shares, EastGroup shall have the right to purchase at the Closing any additional securities of LNH or any successor of LNH which may be issued or issuable with respect to those Shares ("Additional Shares") without the payment of any additional consideration. Additional Shares shall include but not be limited to any securities issued in exchange for LNH shares and any shares which may be issued in exchange for the Shares in connection with any merger or reorganization of LNH or a successor of LNH.

                             Page 12 of 16 Pages

                          (b)     Except for the dividend declared by the
Company on March 16, 1995 payable on March 31, 1995 to shareholders of record on March 27, 1995, all cash or non-cash distributions made by LNH in respect of any Shares purchased by EastGroup hereunder, including but not limited to stock dividends or stock splits, or rights to acquire any stock issued to the holders of the Shares, as to which the record date is between the date hereof and the date of the Closing, inclusive, shall accrue to the benefit of EastGroup.

                 10. VOTING RESTRICTIONS AND PROXY. Investments and Foundation shall not exercise their voting rights in respect to any of the Investments Shares or the Foundation Shares or Additional Shares without first advising EastGroup how they intend to vote. Upon the Closing, Investments and Foundation shall deliver to EastGroup irrevocable proxies to vote all of the Investments Shares or the Foundation Shares and Additional Shares.

                 11. REPRESENTATIONS AND WARRANTIES OF INVESTMENTS AND FOUNDATION. Investments and Foundation hereby represent and warrant to EastGroup that (i) each has, and will continue to have through the date of the Closing, good and marketable title to the instruments to be transferred to EastGroup and Managers under this Purchase Agreement, free and clear of any lien, encumbrance, restrictive condition, security interest or adverse claim of any kind; (ii) the sales to EastGroup as contemplated herein have been duly authorized by all necessary action on behalf of each, and each has, and will continue to have through the date of the Closing, the legal power to make such transfers; (iii) at no time between the date hereof and the date of the Closing will there by any outstanding right, subscription, warrant, call, option or other agreement of any kind, other than the rights granted hereby, to purchase or otherwise to receive the Investments Shares or the Foundation Shares or Additional Shares, nor will there be any agreement pursuant to which any person other than Investments or Foundation may exercise any of the rights otherwise accruing to the owner of such shares; and (iv) the sale to EastGroup contemplated herein would not (a) violate or conflict with any of constituent or organizational document of either Investments or Foundation, or (b) constitute a violation of any law or regulation of any jurisdiction, or (c) violate any judgment, order, ruling, injunction, decree or award of any court, administrative agency or governmental body against, or binding upon Investment or Foundation.

                 12. FURTHER ASSURANCE. Investments or Foundation shall, at the request of EastGroup, at any time prior to and from time to time after the Closing execute and deliver to EastGroup all such further instruments and take all such further action as may be reasonably necessary or appropriate to perfect or to record EastGroup's title to or interest in the Shares or the interest in the Partnership, or to enable EastGroup to use the Shares.

                 13. NOTICES AND COUNTERPARTS. All notices required hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or sent by registered or certified mail, return receipt requested, or by prepaid telex, cable or telegram, and addressed as follows:

                             Page 13 of 16 Pages

                          If to Investments or WMLP:

                          c/o Billco, Inc.
                          Mirror Lake Plaza
                          2829 Lakeland Drive, Suite 1600
                          Jackson, Mississippi 39208


                          If to Foundation:

                          Walker Foundation
                          Mirror Lake Plaza
                          2829 Lakeland Drive, Suite 1600
                          Jackson, Mississippi 39208

                          If to EastGroup or Managers:

                          c/o EastGroup Properties
                          300 One Jackson Place
                          188 East Capitol Street
                          Jackson, Mississippi 39201
                          ATTN:  N. Keith McKey,

respectively. This Purchase Agreement may be executed in various counterparts, each of which shall be an original, and all of which together shall constitute one and the same instrument. This Purchase Agreement shall be interpreted and enforced in accordance with the internal law of the State of Maryland.

                             Page 14 of 16 Pages

                 IN WITNESS WHEREOF, each of the parties hereto has caused this Purchase Agreement to be executed on its behalf by its duly authorized officer or agent.

                   WALKER INVESTMENTS, L.P.
                   By: Billco, Inc., General Partner

                   By: /s/ James H. Daughdrill
                      __________________________________________________________


                   WALKER FOUNDATION

                   By: /s/ James H. Daughdrill
                      __________________________________________________________


                   WALKER MANAGERS, L.P.
                   By: Billco, Inc. General Partner


                   By: /s/ James H. Daughdrill
                      __________________________________________________________


                   EASTGROUP PROPERTIES

                   By: /s/ David H. Hoster II
                      __________________________________________________________


                   By: /s/ N. Keith McKey
                       _________________________________________________________


                   EGP MANAGERS, INC.

                   By:/s/ David H. Hoster II
                      __________________________________________________________


                   By: /s/ N. Keith McKey
                      _________________________________________________________

                             Page 15 of 16 Pages